FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: First Quarter Trading Statement 2005

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

First Quarter Trading Statement 2005

Basel, Switzerland, 26 April 2005

Sales in the first quarter of 2005 increased by 24% to $2.85 billion, benefiting from the contribution of US Seeds acquisitions and the alignment of sales closer to consumption. At constant exchange rates (CER) sales rose 19%.

In Crop Protection, sales were 4% higher (CER) driven by early demand in NAFTA and a good underlying performance in Asia Pacific, notably Japan. In Europe, a late start to the season led to slightly lower sales. In Latin America, a strong finish to the season in Argentina offset lower sales in Brazil in comparison with a very strong first quarter in 2004.

Growth was particularly robust in fungicides. Insecticides also performed well in all regions. In herbicides, lower sales in Europe offset growth in NAFTA. Professional Products once again grew strongly, driven by the continued success of Seed Treatment.

Seeds sales increased 70% (CER). Excluding the effect of acquisitions, sales rose 15% (CER). Underlying growth was strong in Field Crops in both NAFTA and Europe. Sales of Vegetables and Flowers were slightly lower, notably in Europe, due to the late start to the season.

For the full year 2005, the company remains committed to deliver high teens growth in earnings per share*.

*Fully diluted, before restructuring, impairment and IFRS 3 adjustment

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 26 April 2005 / Page 1 of 2

Unaudited First Quarter Product Line and Regional Sales

	1 st Quarter 2005	1 st Quarter 2004	Actual (1)	CER(1)(2)
Syngenta	$m	$m	%	%

Crop Protection	1926	1775	+8	+4
Seeds	921	525	+76	+70

Total	2847	2300	+24	+19

Crop Protection

Product line
Selective herbicides	615	617	-	- 5
Non-selective herbicides	163	171	- 5	- 7
Fungicides	596	499	+19	+14
Insecticides	305	278	+11	+7
Professional products	222	197	+11	+8
Others	25	13	+89	+82

Total	1926	1775	+8	+4

Regional
Europe, Africa and Middle East	816	772	+6	- 2
NAFTA	627	556	+13	+11
Latin America	192	189	+1	+1
Asia Pacific	291	258	+13	+9

Total	1926	1775	+8	+4

Seeds

Product line
Field Crops	729	336	+117	+111
Vegetables and Flowers	192	189	+1	- 3

Total	921	525	+76	+70

Regional
Europe, Africa and Middle East	359	314	+14	+6
NAFTA	531	188	+183	+182
Latin America	12	7	+65	+65
Asia Pacific	19	16	+23	+17

Total	921	525	+76	+70

(1)	Product line variances take into account minor reclassifications made in 2005

(2)	Growth at constant exchange rates

Syngenta – 26 April 2005 / Page 2 of 2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 26, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel